PerkinElmer, Inc. 940 Winter Street Waltham, MA 02451 USA	Phone 781.663.6900 Fax 781.663.5969 www.perkinelmer.com

April 16, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Lynn Dicker
Mr. David Burton
Mr. Thomas Jones
Mr. Russell Mancuso

Re:	Comment Letter Response
PerkinElmer, Inc.
Form 10-K for fiscal year ended December 28, 2008
Filed February 26, 2009
File No. 1-05075

Dear Ms. Dicker:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on March 30, 2009, including supplemental details of how each of the comments will be addressed in our future filings. The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our responses in the standard typeset. We hope this is helpful to you in reviewing this response letter.

The Company’s responses are as follows:

U.S. Securities and Exchange Commission

April 16, 2009

Form 10-K for Fiscal Year Ended December 28, 2008

Item 1. Business, page 3

1.	Please demonstrate to us how you comply with the requirement in Regulation S-K Item 101 (c)(1)(i) regarding the three-year revenue history by class of product or service. Note that product classes for purposes of Item 101 (c)(1)(i) are not necessarily the same as segments for purposes of Item 101(b).

Response 1:

The Company offers thousands of individual products and services and defines its classes of similar products and services to include approximately 35 different product lines within its two reportable segments. None of the Company’s product lines accounted for ten percent (10%) or more of the Company’s consolidated revenue in any of the last three fiscal years. As such, the Company believes that it has complied with the requirements in Regulation S-K Item 101(c)(1)(i).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Overview, page 34

2.	When drafting future “Overview” sections for your Management’s Discussion and Analysis of Financial Condition and Results of Operations, please carefully review the guidance in Release 34-48960 (December 19, 2003). As noted in that release, an overview should include the most important matters on which a company’s executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. A good overview should:
•

be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	include economic or industry-wide factors relevant to the company;
•

provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and

•	address other issues mentioned in the Release.

We note, for example, the themes and matters discussed in your January 29, 2009 earnings conference call.

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April 16, 2009

Response 2:

In future filings when drafting the “Overview” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company will incorporate the guidance in Release 34-48960 along with the themes and matters discussed in its earnings conference calls.

Application of Critical Accounting Policies and Estimates, page 58

Valuation of long-lived assets, including intangibles, page 59

3.	Please tell us and revise future filings to disclose how you evaluate your goodwill for impairment. In this regard, please specifically address the following in your future filings:
•

Disclose each of the valuation methodologies used to value goodwill. If more than one valuation methodology is used, please also disclose how each method differs, the benefits of each method, why management selected these methods as being most meaningful, how you weight each method used and the basis for that weighting.

•

In the Critical Accounting Policies section of MD&A, provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Response 3:

The Company respectfully notes that the annual impairment test for goodwill is performed on the later of January 1 or the first day of each fiscal year. This same impairment test, consisting of a two step process, is performed at other times during the year if an event occurs which suggests that the recoverability of goodwill should be reconsidered. The first step is the comparison of the fair value to the carrying value of the reporting unit to determine if the carrying value exceeds the fair value. The second step, which is only performed if the carrying value exceeds the implied fair value of the reporting unit, measures the amount of an impairment loss. The 2008 impairment test was performed on January 1, 2008 and, based on the first step of the analysis, the Company concluded that there was no impairment of goodwill. At December 28, 2008 (the last day of the Company’s fiscal year), the Company performed an additional 2008 impairment test in light of current economic conditions and as the Company’s market capitalization fell below its book value on the last trading day of the fiscal year.

The Company uses the discounted cash flow model (DCF model) in estimating the fair value, for purposes of the first step of the impairment test required by paragraph 19 of SFAS 142. This is the same valuation technique that the Company has consistently used since the adoption of SFAS 142 in 2002 to test goodwill for impairment.

The Company has historically calculated the terminal value for purposes of its DCF model by incorporating applicable industry specific long-term terminal growth rates and assumptions that

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are consistent with the Company’s historical growth rates. The industry long-term terminal growth rates for 2008 are between four percent and six percent (4%-6%) and incorporate current economic trends. These long-term terminal growth rates are consistent with the Company’s historical long-term terminal growth rates, as the current economic trends are not expected to affect the long-term terminal growth rates for the Company, because the Company believes that its underlying market drivers are unchanged.

However, the Company modified its calculation for the December 28, 2008 discount rate, or weighted average cost of capital (WACC), due to volatile economic conditions. The risk-free rate used in the calculation of WACC was the average 20 year treasury rate for all of 2008, whereas in prior periods the Company used a single point in time. The sharp decrease in the risk-free rate late in 2008 would have had the impact of inappropriately decreasing the WACC. The Company viewed this as a short-term event and not indicative of the long term cost of capital. As a result, the Company-modified range of WACCs for the December 28, 2008 impairment test ranged from 10.5 percent to 11.2 percent (10.5% to 11.2%), which is consistent with the Company’s historical WACC percentages.

As part of the Company’s goodwill impairment testing using the DCF model, the Company prepared a reconciliation of the fair value as determined by the DCF model to the Company’s market capitalization in addition to comparing the fair value of the reporting units to the carrying amounts. The difference between the fair value as determined by the DCF model and the Company’s market capitalization, an implied control premium, was evaluated for reasonableness based on current acquisition transactions in our industries. When calculating the implied control premium, the Company made the comparison of its fair value to market capitalization on an entity wide basis. The Company also took the approach, to be consistent with the remarks of Robert G. Fox III of the Securities and Exchange Commission (“SEC”) Staff to the 2008 AICPA National Conference on Current SEC and PCAOB Developments on December 8, 2008, of using the average of the Company’s stock price over a reasonable period of time, given the significant stock price decrease during the last weeks of December 2008. The Company believes that this average price more accurately represented its underlying value as compared to a single point in time. Additionally, the decrease in the Company’s stock price over this period was consistent with other companies in the industry. The implied control premium percentage using this method was below 15 percent (15%).

The Company also performed a sensitivity analysis of the assumptions in the DCF models for these two significant input assumptions, long-term terminal growth rate and WACC. Keeping all other variables constant, even a 10% change in either the long-term terminal growth rate or WACC would still allow the Company to conclude based on the first step of the analysis that there was no goodwill impairment.

In future filings, the Company will include additional disclosures within the “Application of Critical Accounting Policies and Estimates” section in Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss choice of valuation techniques, qualitative and quantitative factors considered for purposes of testing goodwill for impairment,

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and changes in valuation techniques from prior years as shown below (additional disclosures underlined):

Value of long-lived assets, including intangibles. …. Any impairment charge that we record reduces our earnings. We have consistently employed the discounted cash flows model (DCF model) to estimate the current fair value when testing for impairment of goodwill. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, and working capital changes. Cash flow forecasts are based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years. The DCF model is sensitive to changes in long-term terminal growth rates and the discount rate. The long-term terminal growth rates are consistent with our historical long-term terminal growth rates, as the current economic trends are not expected to affect our long-term terminal growth rates, because we believe that our underlying market drivers are unchanged. In [200X] the terminal growth rate for our reporting units was between [XX percent and XX percent (XX% and XX%)]. The range for the discount rate for the reporting units was [XX percent and XX percent (XX% and XX%)]. Keeping all other variables constant, a [XX percent (XX%)] change in one of the input assumptions would still allow us to conclude, based on the first step of the process, that there was no goodwill impairment. The impairment test consists of a two-step process. …

Financial Statements, page 64

Note 1: Nature of Operations and Accounting Policies, page 71

Revenue Recognition, page 71

4.	We note your disclosures on page 13 that in “geographic regions where [you] do not have a sales and service presence, [you] utilize distributors to sell [y]our products.” In future filings expand your revenue recognition policy to specifically address transactions with distributors including payment, return, exchange, price protection, discounts, sales incentives and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.

Response 4:

The Company’s sales through distributors represent less than eight percent (8%) of 2008 consolidated revenue. The Company does not offer terms to distributors that are different from those offered to other customers so the revenue recognition treatment, including payment, return, exchange, price protection, discounts, and sales incentives, is consistent with non-distributor sales. In accordance with SAB 104 and SFAS 48 in future filings the Company will expand the disclosure in Note 1: Nature of Operations and Accounting Policies in the Notes to Consolidated Financial Statements as follows (additional disclosures underlined):

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April 16, 2009

Revenue Recognition: The Company’s product sales are recorded when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collectability is reasonably assured. For products that include installation, and if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and installation revenue is recognized when the installation is complete. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. Certain of the Company’s products require specialized installation. Revenue for these products is deferred until installation is completed. Revenue from services is deferred and recognized over the contractual period, or as services are rendered and accepted by the customer. When arrangements include multiple elements, the Company uses objective evidence of fair value to allocate revenue to the elements, and recognizes revenue when the criteria for revenue recognition have been met for each element, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

The Company sells products and accessories predominantly through its direct sales force. As a result, the use of distributors is generally limited to geographic regions where the Company has no direct sales force. The Company does not offer product return or exchange rights (other than those relating to defective goods under warranty) or price protection allowances to its customers, including its distributors. Payment terms granted to distributors are the same as those granted to end-user customers and payments are not dependent upon the distributors’ receipt of payment from their end-user customers. Sales incentives related to distributor sales are also the same as those for end-user customers.

Inventories, page 72

5.	We note your disclosures that “substantially all inventories are accounted for using the first-in, first-out (“FIFO”) method.” Please revise future filings to disclose your accounting for the remainder of your inventory in accordance with Chapter 4 of ARB 43.

Response 5:

The Company notes that less than one percent (1%) of its inventories is valued utilizing a methodology other than the first-in, first-out method. In future filings the Company will modify disclosure in Note 1: Nature of Operations and Accounting Policies in the Notes to Consolidated Financial Statements to avoid ambiguity by eliminating the “substantially” reference as follows: “Inventories are accounted for using the first-in, first-out (“FIFO”) method.”

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April 16, 2009

Note 2: Acquisitions, page 76

Acquisition of ViaCell, Inc., page 77

6.	We note that this acquisition resulted in the recognition of a significant amount of goodwill and identifiable intangible assets. As appropriate, please revise future filings to describe all of the significant factors that contributed to the recognition of goodwill, as required by paragraph 51 (b) of SFAS 141.

Response 6:

In future filings the Company will expand the disclosure to include the buyer specific synergies in Note 2: Acquisitions in the Notes to Consolidated Financial Statements as follows to further satisfy the requirements of paragraph 51(b) of SFAS 141 (revised or additional disclosures underlined):

Acquisition of ViaCell, Inc. In November 2007, the Company completed a tender offer for all of the outstanding shares of common stock of ViaCell, Inc. (“ViaCell”), at a price of $7.25 per share. ViaCell specializes in the collection, testing, processing and preservation of umbilical cord blood stem cells. The Company paid approximately $295.8 million in cash in the aggregate for this transaction, which excludes $31.8 million in acquired cash. In January 2009, the Company received approximately $1.8 million for the majority of the unclaimed shares of ViaCell. The excess of the purchase price over the fair value of the acquired net assets represents cost and revenue synergies specific to the Company as well as non-capitalizable intangible assets, such as the employee workforce acquired. In addition, ViaCell’s ViaCord ® product offering for the preservation of umbilical cord blood, and ViaCell’s sales and marketing organization have contributed to the expansion of the Company’s neonatal and prenatal businesses. The excess of the purchase price over the fair value of the acquired net assets has been allocated to goodwill, none of which is tax deductible. The Company reports the operations for this acquisition within the results of the Company’s Life and Analytical Sciences segment from the acquisition date.

Note 13: Goodwill and Intangible Assets, page 93

7.	We note that as of December 28, 2008, you had $1.4 billion of goodwill. Additionally, we note that you completed your annual impairment test using a measurement date of December 28, 2008 and concluded based on the first step of the process that there was no goodwill impairment. Regarding your impairment analysis of goodwill, please tell us and revise future filings, in light of deteriorating market conditions, how you determined that there were no impairments, including a discussion of any qualitative and quantitative factors you considered.

U.S. Securities and Exchange Commission

April 16, 2009

Response 7:

The Company respectfully notes that the annual impairment test for goodwill is performed on the later of January 1 or the first day of each fiscal year. This same impairment test, consisting of a two step process, is performed at other times during the year if an event occurs which suggests that the recoverability of goodwill should be reconsidered. The first step is the comparison of the fair value to the carrying value of the reporting unit to determine if the carrying value exceeds the fair value. The second step, which is only performed if the carrying value exceeds the implied fair value of the reporting unit, measures the amount of an impairment loss. The 2008 impairment test was performed on January 1, 2008 and, based on the first step of the analysis, the Company concluded that there was no impairment of goodwill. At December 28, 2008 (the last day of the Company’s fiscal year), the Company performed an additional 2008 impairment test in light of current economic conditions and as the Company’s market capitalization fell below its book value on the last trading day of the fiscal year. In particular, the Company considered the prepared remarks of Robert G. Fox III of the SEC Staff to the 2008 AICPA National Conference on Current SEC and PCAOB Developments on December 8, 2008 in assessing the impact of the recent decline in the Company’s market capitalization below its book value as a triggering event as defined paragraph 28 of FAS 142. The Company concluded based on the first step of the analysis, that there was no goodwill impairment. The Company used the DCF model in estimating the fair value for purposes of the first step of the annual impairment test as required by paragraph 19 of SFAS 142. The Company has historically calculated the terminal value for purposes of its DCF model by incorporating applicable industry specific long-term terminal growth rates and assumptions that are consistent with the Company’s historical growth rates. The industry long-term terminal growth rates for 2008 are between four percent and six percent (4%-6%) and incorporate current economic trends. These long-term terminal growth rates are consistent with the Company’s historical long-term terminal growth rates, as the current economic trends are not expected to affect the long-term terminal growth rates for the Company, because the Company believes that its underlying market drivers are essentially unchanged.

As part of the Company’s goodwill impairment testing using the DCF model, the Company prepared a reconciliation of the fair value as determined by the DCF model to the Company’s market capitalization in addition to comparing the fair value of the reporting units to the carrying amounts. The difference between the fair value as determined by the DCF model and the Company’s market capitalization, an implied control premium, was evaluated for reasonableness based on current acquisition transactions in our industries. When calculating the implied control premium, the Company made the comparison of its fair value to market capitalization on an entity wide basis. The Company also took the approach, which was consistent with the remarks of Robert G. Fox III of the SEC Staff to the 2008 AICPA National Conference on Current SEC and PCAOB Developments on December 8, 2008, of using the average of the Company’s stock price over a reasonable period of time, given the significant stock price decrease during the last weeks of December 2008. The Company believes that this average price more accurately represented its underlying value as compared to a single point in time. Additionally, the decrease in the Company’s stock price over this period was consistent with other companies in the industry. The implied control premium percentage using this method was below 15 percent (15%).

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April 16, 2009

In addition, the Company modified its calculation for the December 28, 2008 discount rate, or WACC, due to volatile economic conditions. The risk-free rate used in the calculation of WACC was the 20 year treasury rate for all of 2008, whereas in prior periods the Company used a single point in time. The sharp decrease in the risk-free rate late in 2008 would have had the impact of inappropriately decreasing the WACC. The Company viewed this as a short-term event and not indicative of the long term cost of capital. As a result, the Company-modified range of WACCs for the December 28, 2008 impairment test ranged from 10.5 percent to 11.2 percent (10.5% to 11.2%), which is consistent with the Company’s historical WACC percentages.

In future filings, the Company will include additional disclosures discussing qualitative and quantitative factors the Company considered for purposes of testing goodwill for impairment including considerations of any changes in market conditions. The Company will modify Note 13: Goodwill and Intangibles Assets in the Notes to Consolidated Financial Statements for future filings (revised or additional disclosures underlined).

SFAS No. 142, Goodwill and Other Intangible Assets, requires that we test goodwill, at least annually, for possible impairment. Accordingly, the Company completes the annual testing of impairment for goodwill on the later of January 1 or the first day of each fiscal year. Through fiscal year 2008, the Company assessed the annual impairment testing using the Life and Analytical Sciences and Optoelectronics reporting units. The Company completed the annual impairment test for these reporting units using a measurement date of XX. In addition to its annual test, the Company regularly evaluates whether events and circumstances have occurred that may indicate a potential impairment of goodwill.

The process of testing goodwill for impairment involves the determination of the fair value of the applicable reporting units. The test consists of a two-step process. The first step is the comparison of the fair value to the carrying value of the reporting unit to determine if the carrying value exceeds the fair value. The second step measures the amount of an impairment loss, and is only performed if the carrying value exceeds the fair value of the reporting unit. The Company has consistently employed the discounted cash flow model (DCF model) to estimate the current fair value when testing for impairment of goodwill. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate, and working capital changes. Cash flow forecasts are based on approved business unit operating plans for the early years’ cash flows and historical relationships in later years. The DCF model is sensitive to changes in long-term terminal growth rates and the discount rate. The long-term terminal growth rates are consistent with the Company’s historical long-term terminal growth rates, as the current economic trends are not expected to affect the long-term terminal growth rates of the Company, because the Company believes that its underlying market drivers are essentially unchanged. In [200X] the terminal growth rate for our reporting units was between [XX percent and XX percent (XX%

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and XX%)]. The range for the discount rate for the reporting units was [XX percent and XX percent (XX% and XX%)]. Keeping all other variables constant, a [XX percent (XX%)] change in one of the input assumptions would still allow the Company to conclude, based on the first step of the process, that there was no impairment of goodwill.

8.	Further to the above, we note that it appears that as of December 28, 2008 your market capitalization is below your net book value. Please tell us how you determined that you did not need to perform the second step of the goodwill analysis required by SFAS 142. Please tell us how you considered the guidance in paragraph 13 of SOP 94-6 in developing your disclosures in this note.

Response 8:

The Company agrees that the closing stock price as of the last day of trading in its fiscal year (December 26, 2008) fell below the ending book value per share. However, the calculation to estimate fair value using the DCF model exceeded the step one impairment test as required in paragraph 19 of SFAS 142.

In addition, Statement of Position 94-6 paragraph 13 states that:

Disclosure regarding an estimate should be made when known information available prior to issuance of the financial statements indicates that both of the following criteria are met:

a.    It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events; and

b.    The effect of the change would be material to the financial statements.

The Company has included the sensitivity analysis of the key inputs to the discounted cash flow model and their effects on likelihood of triggering a step one failure in the response to comment 7 above.

Note 23: Industry Segment and Geographic Area Information, page 113

9.	We note your disclosures on page 115 of the geographic information for net long-lived assets and that it includes goodwill and intangible assets. This disclosure should present tangible assets only and should not include goodwill or intangible assets. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Response 9:

The Company confirms that in future filings it will revise the note regarding long-lived assets by geographical area to only present tangible assets.

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April 16, 2009

Management Report on Internal Control Over Financial Reporting, page 117

10.	We note your statement that “[y]our management believes that, as of December 28, 2008, [y]our internal control over financial reporting was effective based on those criteria”. It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective. Please revise future filings to address you conclusions regarding the effectiveness of your internal control over financial reporting.

Response 10:

The Company agrees with the Staff’s comments and will modify the “Management Report on Internal Control over Financial Reporting” in Item 9A. Controls and Procedures in future filings to include the following disclosure (revised disclosure underlined):

“Based on this assessment, our management concluded that, as of [period end date], our internal control over financial reporting was effective based on those criteria.”

Item 11. Executive Compensation, page 120

11.	We note from your disclosure on page 23 of the proxy statement you have incorporated by reference that on average the base salaries of your executive officers approximated the peer group median. Please provide us and include in future filings an analysis of where compensation of your named executive officers fell compared to the level or range. If any of your named executive officers are compensated at levels that are materially different from the peer group median, please also provide discussion and analysis as to why. Likewise, provide us and disclose in future filings similar information regarding your use of peer group median as a “reference point” mentioned under your LTIP disclosures.

Response 11:

In the referenced disclosure we noted that Mercer presented an analysis to the committee showing that “on average” base salaries for our executive officers approximated the peer group median. More specifically, the aggregate of these base salaries was 2.6 percent (2.6%) less than the peer group aggregate median. On an individual level, the base salaries paid to each of Messrs. Friel, Roush, Marshak and Walsh in 2008 closely approximated peer group median base salary levels with the range for these individuals being 13 percent (13%) below to seven percent (7%) above comparable median base salary levels. Mr. Battles’ base salary fell below the 25th percentile for the Chief Financial Officer role, in which capacity he has been acting since June 2008, as Mr. Battles’ is compensated for his role as Chief Accounting Officer. It is not typical for the Chief Accounting Officer to be included among named executive officers in our peer companies.

With regards to our LTIP program, the committee did utilize peer data as a reference point for setting target incentive award opportunities. For Messrs. Friel and Roush, their 2008 LTIP target opportunity values closely approximated peer median award values (e.g. less than four percent (4%) from the peer median award value). Mr. Marshak’s 2008 LTIP target opportunity value

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approximated peer 25th percentile long-term incentive award values. Mr. Walsh’s LTIP opportunity approximated peer 75th percentile award values; however his LTIP target value was deemed appropriate based on internal equity and comparison of the organizational impact of his role and contribution. Mr. Battles, because he is serving in an acting role, does not participate in our LTIP.

In future filings, where we disclose the use of peer data, we will more clearly explain how the committee uses the peer data in making compensation decisions and whether significant deviations exist in those instances where specific comparisons are utilized.

12.	We note from your disclosure on page 23 that the committee’s approval was based primarily on the growing scope of roles, internal equity and performance. Please tell us – and in future filings disclose – specifically how these items were used to make compensation decisions related to the base salaries of your named executive officers. The revised disclosure should discuss how and why the committee established the differing base salaries and raises among the named executive officers.

Response 12:

In future filings, the Company will provide additional disclosure regarding specifically how the growing scope of roles, internal equity and performance were used to make compensation decisions related to the base salaries of named executive officers and how and why the Committee established differing base salaries and raises among the named executive officers. This disclosure will be similar to the following disclosure which discusses the Company’s 2008 compensation:

The Company’s named executive officers do not necessarily receive a base salary increase each year. The amount of any base salary increase, if any, is based primarily on the named executive officer’s performance, the level of his responsibilities, an assessment of the named executive officer’s long-term potential, internal equity and external competitiveness of base salary. The Committee’s review of these factors is subjective. The Committee assigns no fixed value or weight to any specific factor when making salary decisions. The Committee approved an increase of approximately five percent (5%) to Mr. Capello’s base salary effective February 1, 2008 based on the growing scope of the Chief Financial Officer role, his performance, and an evaluation of internal and external pay equity. The Committee approved an increase of approximately seven percent (7%) to Mr. Roush’s base salary effective February 1, 2008, to recognize his performance and the growing scope of his position as he progressed towards assuming the role of Senior Vice President and President of the Environmental Health Business Unit. Mr. Battles’ 2008 base salary increase of approximately four percent (4%) effective February 1, 2008 was primarily based on his performance. The Committee approved an increase to Mr. Marshak’s base salary effective July 1, 2008 of approximately 11 percent (11%) upon his assumption of the additional position of President, Greater China. This increase reflected the expanded leadership role for the China business assumed by Mr.

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Marshak along with his continued responsibilities as Chief Scientific Officer. Mr. Friel’s base compensation was increased to $875,000 effective February 1, 2008, upon his assumption of the position of Chief Executive Officer. The Committee approved this increase based in part on an external market analysis for the President and Chief Executive Officer position conducted by a third party, as well as an evaluation of the critical importance of this role to our business performance. In the case of the increases for Messrs. Friel, Capello, Roush, and Marshak, these increases resulted in 2008 base salaries levels, as noted above, which approximated peer median levels. In the case of Mr. Battles’ salary increase, the increase maintained his approximate market 75th percentile level base salary relative to industry survey data for his position of Chief Accounting Officer.

13.	Please tell us how your tables disclosing potential payments upon termination or change in control reflect the payments to be made under the deferred compensation program mentioned on page 43 of your proxy statement.

Response: 13

There are no specific circumstances as described in paragraph (j) of Item 402 that would trigger payment to a named executive officer from the PerkinElmer, Inc. Deferred Compensation Plan that are not already disclosed pursuant to the guidance of paragraph (i) of Item 402, and therefore no distributions are reflected in the tables disclosing potential payments upon termination or change in control. Specifically, pursuant to # 3 of the “Instructions to Item 402(j)”, the form and amount of payments made available due to any triggering event, pursuant to paragraph (i) of Item 402, have already been fully disclosed within the tables provided on page 42 of our proxy statement. Since the form or amount of any such payment or benefit would not be enhanced, nor would its vesting or other provisions be accelerated in connection with any triggering event, there is no additional disclosure required pursuant to paragraph (j) of Item 402.

In future disclosure the Company will add additional disclosure to the “Non-Qualified Deferred Compensation Plan” narrative and the “Potential Payments upon Termination or Change in Control” section clarifying that while elections to receive distributions following a change in control and termination are allowed by the Deferred Compensation Plan, these distributions do not represent accelerated vesting or change the form or amount of benefit, and therefore, these distributions are not reflected in the potential payment table of the Company’s proxy statement.

14.	Refer to your disclosures like in footnote (3) on page 49 of your proxy statement that options would be “cashed out” upon a change in control. Please tell us how you reflected the “cash out” in the table.

Response 14:

Footnote (3) to the potential payment table on page 49 of the Company’s proxy statement refers to vesting acceleration and the exercise period applicable to Mr. Roush’s options upon a change in control. At the end of our 2008 fiscal year, all of Mr. Roush’s unvested options were

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“underwater” and therefore the value of the “Accelerated Vesting of Options” as shown in the table is zero. In prior years when our year-end closing stock price was higher than the exercise price of unvested options, the Company has shown a value for the accelerated options which was equal to the closing price of its common stock on the last day of the fiscal year, minus the exercise price of the option, multiplied by the number of unvested options which accelerated. The reference to “cash out” in the footnote was intended to describe the Company’s assumption that in a change in control scenario, a PerkinElmer option would cease to exist after the change in control event because PerkinElmer common stock would be unlikely to exist after the event. The Company has determined the most likely scenario is that the vested options would be exercised and in exchange for his shares the executive would receive whatever form of compensation is provided to all PerkinElmer shareholders under the terms of the deal (“cash out”). Therefore, the benefit allowing the named executive officer an extension of time to exercise the option after the change in control would have no value.

In future disclosures the Company will add description to the table footnotes describing how the “Accelerated Vesting of Options” value in the table was determined. The Company will also describe the “cash out” assumption in more detail and clarify that it is applicable to the provision extending the option exercise period following a change in control.

Item 15. Exhibits and Financial Statement Schedules, page 122

15.	Please ensure that you have filed complete exhibits with all attachments. For example, we note the missing schedules and exhibits to exhibit 10.1.

Response 15:

The Company confirms that it will ensure future filings include complete exhibits with all attachments.

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April 16, 2009

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please do not hesitate to call Mike Battles, Acting Chief Financial Officer and Chief Accounting Officer, at 781-663-5661 or myself at 781-663- 5595.

Sincerely,

/s/ Robert F. Friel

Robert F. Friel

President and Chief Executive Officer

cc:	David Finnerty, Deloitte & Touche LLP